<u>Via Mail and Fax</u>

May 6, 2009

Alan R. Steel
Executive Vice President and Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

RE: Point.360
File Number: 001-33468
Form 10-K: For the Year Ended June 30, 2008

Dear Mr. Steel:

We have reviewed your response letter dated April 10, 2009 and have the following comment. We believe you should file an amended Form 10-K in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K: For the Fiscal Year Ended June 30, 2008</u>

<u>Controls and Procedures, page 57</u>

1. We note your response to our prior comment 14 and your request for the withdrawal of our prior comment 14 because you believe that you filed the transition report on Form 10-K on a voluntary basis and not as a required transition report under Rule 13a-10(a) and accordingly you do not believe that the voluntary filing of the transition report on Form 10-K is subject to the coverage of

Note 82 in Release No. 33-8760. However, note 82 of Release No. 33-8760 does not make any distinction for reports filed voluntarily.

We also refer you to Rule 1-02 (k) of Regulation S-X which states that the fiscal year end is presumed to be calendar year-end if no closing date has been adopted. We note that your Registration Statement on Form S-1 contained calendar year-end financial statements and no disclosure concerning a different year-end. Accordingly, a calendar year-end is presumed and any changes to that presumed year-end would require the filing of a transition report under Rule 13a-10(a).

In addition, within 45 days after effectiveness of your S-1 you were required to file a Form 10-Q for the quarter following the period included in your registration statement (refer to Exchange Act Rule 15(d)-13). However, we note that you did not file the required Form 10-Q for the quarterly period ended June 30, 2007, but instead included the quarterly financial data in the transition report on Form 10-K.

Accordingly, we reissue our prior comment 14. Please complete your assessment regarding internal control over financial reporting as of June 30, 2008, and amend your filing to provide the required management's report on internal control over financial reporting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Aamira Chaudhry at 202-551-3389 or Patrick Kuhn at 202-551-3308 with any questions. You may also call me at 202-551-3380.

             Sincerely,

             Lyn Shenk
             Branch Chief